# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acutus Medical, Inc., CIK 0001522860
CUSIP: 005111109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2210 Faraday Ave., Suite 100, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001193805-20-001054
Filed by CIK 0001352546
Persons authorized to receive notices and communications: Deerfield Management Co., L.P., Attn: Legal Department, 345 Park Avenue South, 12th Floor, New York, New York (NY), 10010, (212) 551-1600

## Reporting persons
- Deerfield Mgmt III, L.P. (CIK 0001610540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,438,589; sole dispositive power 0; shared dispositive power 3,438,589; aggregate amount beneficially owned 3,438,589 (5.42% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,622,143 shares of common stock and (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Private Design Fund III, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Private Design Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,438,589; sole dispositive power 0; shared dispositive power 3,438,589; aggregate amount beneficially owned 3,438,589 (5.42% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,622,143 shares of common stock and (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,974,638; sole dispositive power 0; shared dispositive power 1,974,638; aggregate amount beneficially owned 1,974,638 (4.9% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,026,243 shares of common stock and (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,974,638; sole dispositive power 0; shared dispositive power 1,974,638; aggregate amount beneficially owned 1,974,638 (4.9% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,026,243 shares of common stock and (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,492,725; sole dispositive power 0; shared dispositive power 5,492,725; aggregate amount beneficially owned 5,492,725 (9.1% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) an aggregate of 2,648,386 shares of common stock and 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 58,676 shares of common stock underlying vested stock options which are exercisable and 20,822 shares of common stock issued upon vesting of restricted share units held by Andrew ElBardissi, which options and shares are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,492,725; sole dispositive power 0; shared dispositive power 5,492,725; aggregate amount beneficially owned 5,492,725 (9.1% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) an aggregate of 2,648,386 shares of common stock and 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 58,676 shares of common stock underlying vested stock options which are exercisable and 20,822 shares of common stock issued upon vesting of restricted share units held by Andrew ElBardissi, which shares and options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Acutus Medical, Inc.
Address of issuer's principal executive offices: 2210 Faraday Ave., Suite 100, Carlsbad, California (CA), 92008
Comment: This Amendment No. 9 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. ("Deerfield Mgmt III"), (ii) Deerfield Private Design Fund III, L.P. ("Deerfield Private Design Fund III"), (iii) Deerfield Mgmt, L.P. ("Deerfield Mgmt"), (iv) Deerfield Partners, L.P. ("Deerfield Partners"), (v) Deerfield Management Company, L.P. ("Deerfield Management") and (vi) James E. Flynn, a natural person ("Flynn" and, collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the "Reporting Persons"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 thereto (as previously amended, the "Schedule 13D"), with respect to the common stock of Acutus Medical, Inc (the "Company"). Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the "Deerfield Funds". Except as otherwise described herein, the information contained in the Schedule 13D remains in effect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

Following the execution of Amendment No. 5, the Company has (1) filed with the SEC on January 24, 2025, the Form 15 to effect a termination of the registration of the Company's securities under Section 12(g) of the Exchange Act and (2) paid on January 27, 2025, the warrant termination fee equal to $250,000 in the aggregate, in U.S. dollars. As a result, on January 27, 2025, all conditions for the effectiveness of Amendment No. 5 have been satiesfied and, consequently, all warrants beneficially owned by the Deerfield Funds have been cancelled.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Deerfield Mgmt III
Number of shares: 3,438,589 (comprised of shares of Common Stock and shares of Common Stock underlying Series A Common Equivalent Preferred Stock, in each case, held by Deerfield Private Design Fund III)
Percentage of shares: 5.42%*

Deerfield Private Design Fund III
Number of shares: 3,438,589
Percentage of shares: 5.42%*

Deerfield Mgmt
Number of shares: 1,974,638 (comprised of shares of Common Stock and shares of Common Stock underlying Series A Common Equivalent Preferred Stock, in each case, held by Deerfield Partners)
Percentage of shares: 4.90%*

Deerfield Partners
Number of shares: 1,974,638
Percentage of shares: 4.90%*

Deerfield Management
Number of shares: 5,492,725 (comprised of shares of Common Stock and shares of Common Stock underlying Series A Common Equivalent Preferred Stock, in each case, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares of Common Stock underlying vested stock options and restricted share units held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
Percentage of shares: 9.10%*

Flynn
Number of shares: 5,492,725 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Partners, together with shares and shares underlying vested stock options and restricted share units held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
Percentage of shares: 9.10%*

*Percentage beneficial ownership reported herein reflects 29,912,305 shares of Common Stock outstanding as of November 8, 2024, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Deerfield Mgmt III
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,438,589
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,438,589

Deerfield Private Design Fund III
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,438,589
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,438,589

Deerfield Mgmt
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,974,638
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,974,638

Deerfield Partners
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,974,638
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,974,638

Deerfield Management
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,492,725
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,492,725

Flynn
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,492,725
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,492,725
Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Deerfield Funds. Vested Stock options, restricted share units and shares of Common Stock held by Andrew ElBardissi, an employee of Deerfield Management and a director of the Company, are held for the benefit and at the direction of Deerfield Management.
Transactions in the class effected during the past sixty days: Except as set forth in Items 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

## Signatures
- Deerfield Mgmt III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/28/2025)
- Deerfield Private Design Fund III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/28/2025)
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/28/2025)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/28/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/28/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/28/2025)
Comment: (1) DEERFIELD MGMT III, L.P., By: J.E. Flynn Capital III, LLC, General Partner; (2) DEERFIELD PRIVATE DESIGN FUND IIII, L.P., By Deerfield Mgmt III, L.P., General Partner, and By: J.E. Flynn Capital III, LLC, General Partner; (3) DEERFIELD MGMT, L.P., By: J.E. Flynn Capital III, LLC, General Partner; (4) DEERFIELD PARTNERS, L.P., By: Deerfield Mgmt, L.P., General Partner, and By: J.E. Flynn Capital III, LLC, General Partner; (5) DEERFIELD MANAGEMENT COMPANY, L.P., By: Flynn Management LLC, General Partner